UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 14D-9 (Rule 14d-101) (Amendment No. 2) Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934
INTERMUNE, INC. (Name of Subject Company)
INTERMUNE, INC. (Names of Persons Filing Statement)
Common Stock, par value $0.001 per share (Title of Class of Securities)
45884X103 (CUSIP Number of Class of Securities)
Andrew K. W. Powell
Executive Vice President
General Counsel & Secretary
InterMune, Inc.
3280 Bayshore Boulevard
Brisbane, CA 94005
(415) 466-2200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:
Faiza J. Saeed, Esq.
Ting S. Chen, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2014 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) and amended on September 5, 2014, by InterMune, Inc., a Delaware corporation (“InterMune”, “we” or “us”) in response to comments received from the SEC and to reflect events that have occurred in connection with, among other things, litigation and antitrust matters.  The Schedule 14D-9 relates to the tender offer by Klee Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), originally filed by Purchaser and Parent with the SEC on August 29, 2014, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share, of InterMune (the “Shares”) at a purchase price of $74.00 per Share, net to seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitutes the “Offer”).  The initial expiration date of the Offer is at 12:00 midnight, New York City time, at the end of the day on Friday, September 26, 2014, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement and applicable law.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

(a)
Item 3 of the Schedule 14D-9 under the heading “Arrangements with Current Executive Officers and Directors of InterMune—Overview” is hereby amended by replacing the third bullet point under such section with the following:

“the consideration to be received by certain executive officers in respect of their accumulated payroll deductions for the then-current purchase period under the InterMune ESPP in connection with the termination of such purchase period immediately after the closing of the Offer, and termination of the InterMune ESPP at the Merger Effective Time;”

(b)
Item 3 of the Schedule 14D-9 under the heading “Arrangements with Current Executive Officers and Directors of InterMune—Overview—Effect of the Offer and the Merger on InterMune’s Outstanding Equity Securities —Equity Payments” is hereby amended by replacing the fourth row entitled “Giacomo Di Nepi” of the second column entitled “Number of Shares” of the first table on page 7 with the following:

“28,888”

(c)
Item 3 of the Schedule 14D-9 under the heading “Arrangements with Current Executive Officers and Directors of InterMune—Overview—Effect of the Offer and the Merger on InterMune’s Outstanding Equity Securities —Equity Payments” is hereby amended by replacing the fourth row entitled “Giacomo Di Nepi” of the third column entitled “Cash Amount Payable in Respect of Shares” of the first table on page 7 with the following:

“2,137,712”

(d)
Item 3 of the Schedule 14D-9 under the heading “Arrangements with Current Executive Officers and Directors of InterMune—Overview—Severance Arrangements with Executive Officers—Offer Letter with Daniel G. Welch” is hereby amended by replacing the first sentence of the first paragraph under such section with the following:

“InterMune has entered into an offer letter, dated as of September 24, 2003, as amended November 24, 2008 (the “Welch Offer Letter”), with Mr. Daniel G. Welch, Chairman, Chief Executive Officer and President of InterMune.”

(e)
Item 3 of the Schedule 14D-9 under the heading “Arrangements with Current Executive Officers and Directors of InterMune—Overview—Severance Arrangements with Executive Officers—Offer Letters with other Executive Officers” is hereby amended by replacing the first sentence of the first paragraph under such section with the following:

“InterMune has entered into offer letters with each of its other executive officers: John C. Hodgman (Executive Vice President and Chief Financial Officer), dated July 25, 2006, as amended November 25, 2008; Giacomo Di Nepi (Executive Vice President and Managing Director, Europe), dated October 29, 2009, as amended December 27, 2010 (and a letter dated December 27, 2010 between Mr. Di Nepi and InterMune's Swiss subsidiary); Sean P. Nolan (Executive Vice President and Chief Business Officer), dated January 28, 2013; Andrew Powell, Esq. (Executive Vice President, General Counsel and Corporate Secretary), dated July 5, 2013; Paul D. Arata (Executive Vice President, Human Resources and Administration), dated June 29, 2012, as amended July 22, 2013; and Jonathan A. Leff, M.D. (Executive Vice President, Research and Development), dated January 27, 2012, as amended July 22, 2013 (collectively, the “Executive Offer Letters”).”

Item 4.  The Solicitation or Recommendation

(a)	Item 4 of the Schedule 14D-9 under the heading “Background of the Merger Agreement; Reasons for Recommendation—Background of the Merger Agreement” is hereby amended and supplemented by:

(i)	Amending and restating the 36th paragraph thereof as follows:

“On August 18, 2014, Dr. Schwan noted to Mr. Welch that Roche believed that it would be very beneficial to the U.S. launch of pirfenidone and transition if Mr. Welch agreed to stay on to assist in the integration and transition efforts and asked whether, if the proposed transaction was consummated, Mr. Welch would consider staying through the transition period to ensure a successful U.S. launch. Mr. Welch responded that he would discuss with the Board and no specific terms of employment were discussed.”

(ii)	Adding the following paragraph after the 40th paragraph of such section:

“On August 21, 2014, following the guidance from the Executive Committee, Mr. Welch provided Daniel O’Day, the Chief Operating Officer of Roche, with terms pursuant to which he would be willing to remain with the Surviving Company for a transition period of one year following closing. On August 22, 2014, Dr. Schwan and Mr. Welch agreed they would resume their discussion following execution of the Merger Agreement.”

(iii)	Adding the following paragraph after the last paragraph of such section:

“On August 23, 2014, following the execution of the Merger Agreement, Mr. Welch and Mr. O’Day discussed Mr. Welch’s potential continued employment. On that same day, based on his discussion with Mr. O’Day, Mr. Welch sent revised proposed terms of employment to Mr. O’Day. The revised proposed terms provided that Mr. Welch continue his employment with the Surviving Company through December 31, 2014, during which time he would receive a monthly salary approximately equal to his current monthly salary and would remain eligible to participate in InterMune’s bonus program, and that thereafter, Mr. Welch become a consultant of the Surviving Company through the six-month anniversary of the Effective Time, during which time he would receive a reduced monthly amount. The proposed terms also provided that Mr. Welch would be entitled to a retention bonus payable on the six-month anniversary of the Effective Time equal to six months’ base salary. Later that same day, Mr. Welch and Mr. O'Day discussed, and reached a tentative agreement on, the proposed terms previously sent by Mr. Welch. Following August 23, 2014, Mr. Welch and Roche agreed to finalize their agreement and his employment terms following the Effective Time.”

(b)
Item 4 of the Schedule 14D-9 under the heading “Certain InterMune Forecasts” is hereby amended and supplemented by removing and replacing in their entirety the table and related footnotes on page 40 of the Schedule 14D-9 with the following:

The Forecasts

Fiscal Year Ending December 31(1)(2) (dollars in millions)
	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E

Total Net Revenue	$148	$476	$734	$960	$1,306	$1,852	$2,621	$3,097	$3,366	$3,583	$3,767	$3,927	$4,073	$1,222	$917	$687	$516	$387	$290	$217

Total Cost of Goods Sold	(39)	(48)	(70)	(88)	(117)	(162)	(223)	(250)	(269)	(287)	(301)	(314)	(326)	(98)	(73)	(55)	(41)	(31)	(23)	(17)

Total R&D	(140)	(130)	(145)	(160)	(160)	(168)	(175)	(176)	(171)	(162)	(151)	(139)	(126)	(94)	(70)	(53)	(39)	(29)	(22)	(16)

Total Sales and Marketing	(162)	(264)	(299)	(335)	(367)	(396)	(410)	(427)	(447)	(458)	(504)	(545)	(584)	(119)	(89)	(67)	(51)	(38)	(29)	(22)

Total General and Administrative	(95)	(145)	(150)	(154)	(159)	(163)	(163)	(163)	(163)	(168)	(173)	(180)	(187)	(56)	(42)	(32)	(24)	(18)	(13)	(10)

Operating Income	($288)	($112)	$69	$224	$503	$963	$1,651	$2,080	$2,315	$2,508	$2,637	$2,749	$2,851	$855	$642	$481	$361	$271	$203	$152

Net Income	($300)	($128)	$45	$171	$359	$663	$1,111	$1,396	$1,555	$1,687	$1,777	$1,856	$1,929	$612	$473	$369	$290	$232	$188	$155

Unlevered Free Cash Flow (as calculated by Centerview)(3)	(245)	(75)	120	248	424	713	1,137	1,450	1,623	1,753	1,840	1,914	1,981	901	495	372	279	209	155	113

Unlevered Free Cash Flow (as calculated by Goldman Sachs)(4)	(295)	(155)	24	151	324	603	1,027	1,337	1,511	1,643	1,730	1,805	1,873	-	-	-	-	-	-	-

Pirfenidone / Overhead R&D(5)	(105)	(91)	(91)	(84)	(82)	(79)	(89)	(89)	(91)	(88)	(83)	(77)	(70)	(51)	(34)	(24)	(17)	(14)	(13)	(13)

Pipeline R&D(5)	(25)	(30)	(43)	(66)	(68)	(79)	(76)	(77)	(71)	(64)	(58)	(52)	(46)	(40)	(33)	(27)	(21)	(15)	(9)	(3)

R&D Stock Based Compensation(5)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(3)	(2)	(2)	(1)	(0)	(0)	(0)

Sales and Marketing Stock Based Compensation(6)	(15)	(40)	(42)	(44)	(46)	(49)	(51)	(54)	(56)	(59)	(62)	(65)	(68)	(21)	(15)	(12)	(9)	(6)	(5)	(4)

(1)	Totals may not sum due to rounding.
(2)	Includes revenue and expenses in the United States, European Union and Canada.
(3)
Unlevered Free Cash Flow was calculated by Centerview using operating income, adding back (a) pipeline R&D expense, (b) depreciation and amortization and (c) stock based compensation, and subtracting (a) taxes, (b) capital expenditures and (c) net changes in working capital, in each case, as provided by Company management.

(4)
Unlevered Free Cash Flow was calculated by Goldman Sachs using operating income, adding back depreciation and amortization, and subtracting (a) taxes, (b) capital expenditures and (c) net changes in working capital, in each case, as provided by Company management.

(5)	Included in Total R&D expenses.
(6)	Included in Total Sales and Marketing expenses.

        The estimates of unlevered free cash flow, as calculated by each of Centerview and Goldman Sachs, were calculated using U.S. generally accepted accounting principles (“GAAP”) and other measures which are derived from GAAP, but such estimates constitute non-GAAP financial measures within the meaning of the applicable rules and regulations of the SEC.  Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in compliance with GAAP, and non-GAAP financial measures as used by the Company, Centerview and Goldman Sachs may not be comparable to similarly titled measures used by other companies.  The tables below include additional details in respect of the calculation of non-GAAP unlevered free cash flow, as calculated by each of Centerview and Goldman Sachs and were prepared for inclusion by the Company in this Amendment and were not provided to, nor considered by, Parent and Purchaser prior to entering into the Merger Agreement.

In light of the foregoing factors and the uncertainties inherent in these calculations, stockholders are cautioned not to place undue, if any, reliance on these calculations.

Unlevered Free Cash Flow Calculation Details (as calculated by Centerview)(1) (dollars in millions)
	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E

Operating Income	($288)	($112)	$69	$224	$503	$963	$1,651	$2,080	$2,315	$2,508	$2,637	$2,749	$2,851	$855	$642	$481	$361	$271	$203	$152

Plus:

Depreciation and Amortization less Capital Expenditures	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Pipeline R&D Expense	25	30	43	66	68	79	76	77	71	64	58	52	46	40	33	27	21	15	9	3

Stock Based Compensation	25	50	52	54	56	59	61	64	66	69	72	75	78	24	18	13	10	7	5	4

Less:

Taxes(2)	(6)	(11)	(19)	(73)	(169)	(333)	(574)	(723)	(802)	(867)	(909)	(946)	(980)	(303)	(229)	(172)	(129)	(97)	(72)	(52)

Net Changes in Working Capital	(1)	(33)	(26)	(23)	(35)	(55)	(77)	(48)	(27)	(22)	(18)	(16)	(15)	285	31	23	17	13	10	7

Unlevered Free Cash Flow	(245)	(75)	120	248	424	713	1,137	1,450	1,623	1,753	1,840	1,914	1,981	901	495	372	279	209	155	113

(1)	Totals may not sum due to rounding.
(2)	Tax expense is calculated based on Operating Income excluding Pipeline R&D Expense.

Unlevered Free Cash Flow Calculation Details (as calculated by Goldman Sachs)(1) (dollars in millions)
	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E

Operating Income	($288)	($112)	$69	$224	$503	$963	$1,651	$2,080	$2,315	$2,508	$2,637	$2,749	$2,851

Plus:

Depreciation and Amortization less Capital Expenditures	0	0	0	0	0	0	0	0	0	0	0	0	0

Less:

Taxes(2)	(6)	(11)	(19)	(50)	(145)	(305)	(547)	(696)	(777)	(844)	(888)	(928)	(964)

Net Changes in Working Capital	(1)	(33)	(26)	(23)	(35)	(55)	(77)	(48)	(27)	(22)	(18)	(16)	(15)

Unlevered Free Cash Flow	(295)	(155)	24	151	324	603	1,027	1,337	1,511	1,643	1,730	1,805	1,873

(1)	Totals may not sum due to rounding.
(2)	Tax expense is calculated based on Operating Income.

Item 8.  Additional Information.

(a)	Item 8 of the Schedule 14D-9 under the heading “Certain Litigation” is hereby amended and supplemented by adding the following new paragraphs to the end of such section:

“On September 8, 2014, the plaintiff in the purported stockholder class action Walters v. InterMune, Inc., et al., CIV 530186, filed August 28, 2014, and pending in the Superior Court of California, San Mateo County, voluntarily requested that the action be dismissed.

Since August 29, 2014, InterMune and its directors have been named as defendants in six other purported stockholder class actions.  Three of these actions were filed in the Superior Court of California, San Mateo County:  Meraz v. InterMune, Inc., et al., CIV 530275, filed September 4, 2014, Corabi et ano. v. InterMune, Inc., et al., CIV 530290, filed September 5, 2014, and Paul v. InterMune, Inc, et al., CIV 530304, filed September 5, 2014.  The other three actions were filed in the Court of Chancery of the State of Delaware:  McCracken v. Welch, et al., C.A. No. 10086-VCN, filed September 4, 2014, Wagner v. InterMune, Inc., et al., C.A. No. 10098, filed September 5, 2014, and Miller v. InterMune, Inc., et al., C.A. No. 10096, filed September 5, 2014.  Each of these six cases is a putative class action brought by a purported stockholder or stockholders of InterMune alleging, among other things, that InterMune’s directors breached their fiduciary duties to InterMune’s stockholders by approving the Merger Agreement, that the disclosures in the Schedule 14D-9 are inadequate, and that InterMune, Parent and Purchaser aided and abetted the alleged breaches of fiduciary duty. The complaints seek, among other things, an order enjoining the proposed transaction. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the complaints, which are filed as Exhibits (a)(5)(x), (a)(5)(xi), (a)(5)(xii), (a)(5)(xiii), (a)(5)(xiv) and (a)(5)(xv) to the Schedule 14D-9 and are incorporated herein by reference.

On September 11, 2014, the three putative shareholder class actions pending in the Court of Chancery of the State of Delaware were consolidated by the Court under the caption In re InterMune, Inc. Stockholder Litigation, C.A. No. 10086-VCN.

Additional lawsuits arising out of or relating to the Merger Agreement may be filed in the future.  If additional similar complaints are filed, absent new or different allegations that are material, InterMune will not necessarily announce such additional filings.”

(b)	Item 8 of the Schedule 14D-9 under the heading “Regulatory Approvals—U.S. Antitrust” is hereby amended and supplemented by adding the following new paragraph to the end of such section:

“As of September 5, 2014, each of InterMune and Parent had filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division.”

(c)	Item 8 of the Schedule 14D-9 under the heading “Regulatory Approvals—German Antitrust Laws” is hereby amended and supplemented by adding the following new paragraph to the end of such section:

“On September 2, 2014, the FCO cleared, without conditions, the acquisition of the Shares pursuant to the Offer and the Merger under the German Act Against Restraints of Competition.  Accordingly, the condition to the Offer relating to obtaining the approval of the FCO has been satisfied.  However, this does not fully satisfy the conditions related to Merger Control Laws, as there remain U.S. Governmental authorities that must approve or clear the Offer and the Merger to meet these conditions.”

(d)	Item 8 of the Schedule 14D-9 under the heading “Regulatory Approvals—Austrian Antitrust Laws” is hereby amended and supplemented by replacing the second paragraph in such section with the following:

“Parent filed a pre-merger notification on August 25, 2014 with the FCA.  Effective as of September 12, 2014, the Official Parties granted early clearance of the waiting period applicable to the transaction.  Accordingly, the condition of the Offer relating to compliance with Austrian Merger Control Laws has been satisfied.  However, this does not fully satisfy the conditions related to Merger Control Laws, as there remain U.S. governmental authorities that must approve or clear the Offer and the Merger to meet these conditions.”

(e)	Item 8 of the Schedule 14D-9 under the heading “Forward-Looking Statements” is hereby amended by deleting the last sentence in the first paragraph under such section.

Item 9.  Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit Number	Description

(a)(5)(x)
Plaintiff’s original complaint filed by Alondra Meraz, individually and on behalf of all others similarly situated, on September 4, 2014, in the Superior Court of California, San Mateo County, CIV 530275 (incorporated by reference to Exhibit (a)(5)(xiv) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Roche Holdings, Inc. and Klee Acquisition Corporation on September 12, 2014 (the “Schedule TO-T/A”).

(a)(5)(xi)
Plaintiff’s original complaint filed by Shaun McCracken, on behalf of himself and all others similarly situated, on September 4, 2014, in the Court of Chancery of the State of Delaware, Case No. 10086-VCN (incorporated by reference to Exhibit (a)(5)(xv) of the Schedule TO-T/A).

(a)(5)(xii)
Plaintiff’s original complaint filed by Samuel A. Corabi, on behalf of himself and all others similarly situated, on September 5, 2014, in the Superior Court of California, San Mateo County, CIV 530290 (incorporated by reference to Exhibit (a)(5)(xvi) of the Schedule TO-T/A).

(a)(5)(xiii)
Plaintiff’s original complaint filed by Glenn P. Wagner, on behalf of himself and all others similarly situated, on September 5, 2014, in the Court of Chancery of the State of Delaware, Case No. 10098 (incorporated by reference to Exhibit (a)(5)(xvii) of the Schedule TO-T/A).

(a)(5)(xiv)
Plaintiff’s original complaint filed by Philip Paul, on behalf of himself and all others similarly situated, on September 5, 2014, in the Superior Court of California, San  Mateo County, CIV 530304 (incorporated by reference to Exhibit (a)(5)(xviii) of the Schedule TO-T/A).

(a)(5)(xv)
Plaintiff’s original complaint filed by Janina Miller, on behalf of herself and all others similarly situated, on September 5, 2014, in the Court of Chancery of the State of Delaware, Case No. 10096 (incorporated by reference to Exhibit (a)(5)(xix) of the Schedule TO-T/A).

*Filed herewith.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

INTERMUNE, INC.

	By:	/s/ Andrew K. W. Powell
Name: Andrew K. W. Powell
Title: Executive Vice President, General Counsel and Secretary
Dated: September 12, 2014